State of Delaware
Secretary of State
Division of Corporations
Delivered 02:15 PM 05/26/2016
FILED 02:15 PM 05/26/2016
SR 20163825935 - File Number 4042734

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ASCENT SOLAR TECHNOLOGIES, INC.

Ascent Solar Technologies, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies as follows:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this "Amendment") to combine each twenty (20) outstanding shares of the Corporation's Common Stock, par value $.0001 per share (the "Common Stock"), into one (1) validly issued, fully paid and non-assessable share of Common Stock; and (ii) declaring this Amendment to be advisable, submitted to and considered by the stockholders of the Corporation entitled to vote thereon for approval by the affirmative vote of such stockholders in accordance with the terms of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Section 242 of the General Corporation Law of the State of Delaware (the "DGCL") and recommended for approval by the stockholders of the Corporation.

SECOND: That this Amendment was duly adopted in accordance with the terms of the Certificate of Incorporation and the provisions of Section 242 of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD: That the capital of the Corporation shall not be reduced under or by reason of this Amendment.

FOURTH: That upon the effectiveness of this Amendment, the Certificate of Incorporation is hereby amended such that the following paragraph shall be added after the first paragraph of ARTICLE 4 of the Certificate of Incorporation:

As of 5:00 p.m. (eastern time) on June 1, 2016 (the "Effective Time"), each twenty (20) shares of Common Stock issued and outstanding at such time shall be combined into one (1) share of Common Stock (the "Reverse Stock Split"). The par value of the Common Stock following the Reverse Stock Split shall remain $.0001 per share. No fractional shares will be issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to rounding up of their fractional share to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an "Old Certificate") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by Victor Lee, its President and Chief Executive Officer, its Secretary, this 26th day of May, 2016.

ASCENT SOLAR TECHNOLOGIES, INC.

By: /s/ Victor Lee
Name: Victor Lee
Title: President and Chief Executive Officer